EXHIBIT 99.2

Hydrogenics Corporation

Second Quarter 2012 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), for the three and six months ended June 30, 2012 and updates our MD&A for fiscal 2011. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2011 and the Consolidated Interim Financial Statements for the three and six months ended June 30, 2012.

The Corporation prepares its consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has reported on this basis in these consolidated interim financial statements. All financial information contained in this MD&A and in the consolidated interim financial statements has been prepared in accordance with IFRS, except for certain “Non-IFRS Measures” as described in Section 9 of this MD&A.

This MD&A is dated July 31, 2012 and all amounts are denominated in US dollars, unless otherwise noted.

Additional information about Hydrogenics, including our 2011 Consolidated Financial Statements and our Annual Report on Form 20-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the US Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 18 of this MD&A.

“Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please refer to www.hydrogenics.com/investor.

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A detailed discussion of our operating results for the three and six months ended June 30, 2012	4
2	Financial Condition A discussion of the significant changes in our consolidated interim balance sheets	9
3	Summary of Quarterly Results A summary view of our quarterly financial performance	10
4	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	10
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	14
6	Recent Accounting Pronouncements A discussion of IFRS developments that have, will or might affect the Corporation	14
7	Outlook The outlook for our business	15
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	15
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	15
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	17

Hydrogenics Corporation

1       Operating Results
         A detailed discussion of our operating results for the three and six months ended June 30, 2012

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except per share amounts)
	Three months ended June 30			Six months ended June 30
	2012	2011	% Favourable (Unfavourable)	2012	2011	% Favourable (Unfavourable)
Consolidated Interim Statements of Operations and Comprehensive Loss
OnSite Generation	$7,407	$2,985	148%	$12,623	$8,518	48%
Power Systems	852	896	(5%)	1,360	2,750	(51%)
Revenues	8,259	3,881	113%	13,983	11,268	24%

Gross profit	1,472	1,159	27%	2,277	2,534	(10%)
Percentage of revenues	18%	30%		16%	22%

Selling, general and administrative expenses	3,221	2,312	(39%)	6,174	5,691	(8%)
Research and product development expenses	843	1,197	30%	1,992	2,338	15%

Net loss	(3,145)	(2,181)	(44%)	(6,326)	(6,842)	8%
Net loss per share	(0.42)	(0.36)	(17%)	(0.90)	(1.19)	24%

Consolidated Interim Statements of Cash Flows
Cash used in operating activities	(3,722)	(1,964)	(90%)	(5,936)	(1,954)	(204%)

Other Measures
Cash operating costs1	3,392	3,137	(8%)	6,993	6,189	(13%)
EBITDA1	(2,332)	(2,110)	(11%)	(5,425)	(5,026)	(8%)

Selected Additional Information
Total assets	30,601	32,836	(7%)	30,601	32,836	(7%)
Total non-current liabilities	2,315	1,458	(59%)	2,315	1,458	(59%)

1 Cash operating costs and EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Hydrogenics Corporation

Highlights for the three months ended June 30, 2012 compared to the three months ended June 30, 2011

•
Revenues increased $4.4 million, or 113%, primarily reflecting higher bookings within the OnSite Generation business unit; partially offset by a weakening of the Euro relative to the US dollar for the three months ended June 30, 2012. During the second quarter of 2012, the OnSite Generation and the Power Systems business segments received orders totalling $9.3 million (June 30, 2011 - $4.8 million) and $0.8 million (June 30, 2011 - $0.2 million), respectively.

•
Gross profit was $1.5 million, or 17.8% of revenues, a 12.2 percentage point decline year-over-year, primarily reflecting the absence of $0.3 million in reversals of warranty reserves as well as increased material costs in the OnSite Generation business unit. Cost reduction efforts are underway through supply chain management and product design innovation.

•
Cash operating costs2 were $3.4 million, a $0.3 million or 8% increase, reflecting: (i) a $0.3 million decrease in research and development costs; offset by (ii) the absence of a $0.5 million reduction in the value of the post-retirement liability recorded in 2011.

•	EBITDA2 loss was $2.3 million, an increase of $0.2 million or 11%, primarily reflecting the above-noted increase in cash operating costs.

•
Net loss was $3.1 million, a $1.0 million or 44% increase, primarily reflecting: (i) a $0.3 million increase in cash operating costs; (ii) a $0.2 million increase in foreign exchange losses; (iii) a $0.2 million increase in the fair value of outstanding warrants driven by an increase in our share price; and (iv) a $0.3 million increase in other items.

•
Cash and cash equivalents and restricted cash were $9.7 million, a $1.3 million increase over March 31, 2012 reflecting: (i) $4.8 million of net proceeds from the Enbridge Inc. (“Enbridge”) equity investment; and (ii) $0.8 million of proceeds from loan advances; partially offset by, (iii) $2.7 million of cash used in operations; (iv) a $1.0 million increase in non-cash working capital; (v) $0.3 million of negative foreign exchange resulting from the devaluation of the Euro relative to the US dollar; and (vi) $0.3 million of other items.

Highlights for the six months ended June 30, 2012 compared to the six months ended June 30, 2011

•	Revenues increased $2.6 million or 24%, reflecting increased order bookings within OnSite Generation driven by growth in renewable energy storage and increased demand in industrial markets.

•
Gross profit was $2.3 million, or 16.3% of revenues, a 6.2 percentage point decrease, primarily reflecting the absence of $0.3 million in reversals of warranty reserves along with increased material costs in our OnSite Generation business unit..

•
Cash operating costs were $7.0 million, an increase of $0.8 million, reflecting: (i) the absence of a $0.5 million reduction in the value of the post-retirement liability; and (ii) a $0.3 million increase in selling, general, and administrative costs associated with higher overall commercial activities.

2 Cash operating costs and EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Hydrogenics Corporation

•
EBITDA loss increased $0.4 million to $5.4 million reflecting: (i) the above-noted increase in cash operating costs of $0.8 million; and (ii) a $0.3 million decrease in gross profit; partially offset by (iii) a $0.5 million decrease in costs and fair value adjustments resulting from our compensation plans, which are indexed to our share price; and (iv) a $0.2 million decrease in stock-based compensation.

•
Net loss was $6.3 million, a $0.5 million or 8% decrease, reflecting: (i) the absence of a $1.1 million loss resulting from the increase in fair value of outstanding warrants during the six months ended June 30, 2011; partially offset by (ii) a $0.4 million increase in EBITDA loss noted above; and (iii) $0.2 million of other items.

Business Segment Review
We report our results in two business segments - OnSite Generation and Power Systems. Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and customer end markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2012	2011	% Favourable(Unfavourable)	2012	2011	% Favourable (Unfavourable)
Revenues	7,407	2,985	148%	12,623	8,518	48%
Gross profit	1,286	985	31%	2,081	1,667	25%
Percentage of revenues	17%	33%		16%	20%

Selling, general and administrative expenses	754	901	16%	1,664	1,640	(1%)
Research and product development expenses	234	284	18%	408	493	17%
Segment income (loss)	298	(200)	249%	9	(466)	102%

Revenues for the three and six months ended June 30, 2012 were $7.4 million and $12.6 million reflecting increases of $4.4 million (148%) and $4.1 million (48%), respectively.  These changes are the result of increased order bookings as well as variations in the timing of project deliveries. These increases in revenue were partially offset by decreases of $1.2 million and $0.7 million, respectively, resulting from a decrease in the value of the Euro relative to the US dollar.

Revenues for the three and six months ended June 30, 2012 reflect the sale of electrolyzer products for industrial gas applications. Orders awarded for the three and six months ended June 30, 2012 were $9.3 million and $10.1 million, respectively, reflecting an increase of 94% and a decrease of less than 1%, compared to the three and six months ended June 30, 2011. At June 30, 2012, we had $24.7 million of confirmed orders (June 30, 2011 - $15.2 million), a significant portion of which is anticipated to be delivered and recognized as revenues in 2012.

Gross profit for the three and six months ended June 30, 2012 was $1.3 million (17.4% of revenues), and $2.1 million (16.5% of revenues) compared to $1.0 million (33.0% of revenues) and $1.7 million (19.6% of revenues) in the comparable periods of 2011.  The decrease in gross profit primarily reflects a combination of: (i) the absence of $0.3 million of warranty reversals (recorded in the second quarter of 2011); and (ii) increased material costs. Cost reduction efforts are underway to recover margin levels.

Hydrogenics Corporation

Selling, general and administrative expenses (“SG&A”) expenses for the three and six months ended June 30, 2012 were $0.8 million and $1.7 million, respectively, reflecting a decrease of $0.1 million (16%) and an increase of less than $0.1 million (1%) over the comparable periods in 2011. These changes reflect: (i) a decrease in the value of the US dollar relative to the Euro, compared to the three and six months ended June 30, 2011; partially offset by (ii) increased selling activities.

Research and product development expenses for the three and six months ended June 30, 2012 were $0.2 million and $0.4 million, respectively, reflecting decreases of 18% and 17% over the comparable periods in 2011. These decreases reflect a decrease in the value of the Euro relative to the US dollar combined with less material consumption for experimentation and prototyping trials.

Segment income (loss) for the three and six months ended June 30, 2012 was $0.3 million and less than $0.1 million, respectively, compared to ($0.2) million and ($0.5) million for three and six months ended June 30, 2011.  These increases are primarily the result of higher revenue and gross profit,  partially offset by a decrease in the value of the Euro relative to the US dollar.

Power Systems

Summary Financial Analysis
(in thousands of US dollars)
	Three months ended June 30			Six months ended June 30
	2012	2011	% Favourable(Unfavourable)	2012	2011	% Favourable (Unfavourable)
Revenues	852	896	(5%)	1,360	2,750	(51%)
Gross profit	186	174	7%	196	867	(77%)
Percentage of revenues	22%	19%		14%	32%

Selling, general and administrative expenses	968	757	(28%)	1,653	1,479	(12%)
Research and product development expenses	597	896	33%	1,571	1,820	14%
Segment loss	(1,378)	(1,480)	7%	(3,028)	(2,432)	(25%)

Revenues were $0.9 million for the three months ended June 30, 2012, consistent with 2011. Revenues for the six months ended June 30, 2012 were $1.4 million, a decrease of 51% as compared to the same period in 2011, primarily reflecting the timing of project deliveries. Orders awarded for the three and six months ended June 30, 2012 were $0.8 million (June 30, 2011 - $0.2 million) and $1.8 million (June 30, 2011 - $0.9 million), respectively. At June 30, 2012, we had $2.3 million of confirmed orders (June 30, 2011 - $1.7 million), substantially all of which are anticipated to be delivered and recognized in revenues in 2012.

Gross profit for the three and six months ended June 30, 2012 was $0.2 million (22% of revenues) and $0.2 million (14% of revenues) compared to $0.2 million (19% of revenues) and $0.9 million (32% of revenues) in the comparable periods of 2011.  The decrease for the six months ended June 30, 2012 reflects a combination of lower recovery of manufacturing overhead and product mix.

SG&A expenses for the three and six months ended June 30, 2012 were $1.0 million and $1.7 million, respectively, reflecting increases of 28% and 12% as compared to the comparable periods in 2011. These increases reflect increased selling activities.

R&D expenses for the three and six months ended June 30, 2012 were $0.6 million and $1.6 million, respectively, reflecting decreases of 33% and 14% over the comparable periods in 2011 attributable to  increased external research and product development funding of $0.4 million for both the three and six months ended June 30, 2012.

Hydrogenics Corporation

Segment loss for the three and six months ended June 30, 2012 was $1.4 million and $3.0 million, respectively, reflecting a decrease of 7% and an increase of 25% over the comparable periods in 2011.  The decrease in the three months ended June 30, 2012 was primarily the result of increased gross profit and external research and product development funding. The increase for the six months ended June 30, 2012 was attributable to decreased gross profits and increased SG&A expenses.

Corporate and Other

Summary Financial Analysis
(in thousands of US dollars)
Summary Financial Analysis (in thousands of US dollars)	Three months ended June 30			Six months ended June 30
	2012	2011	% Favourable (Unfavourable)	2012	2011	% Favourable (Unfavourable)
Selling, general and administrative expenses	1,499	654	129%	2,857	2,572	11%
Research and product development expenses	12	17	29%	13	25	48%
Other finance gains (losses), net	(320)	244	(231%)	(154)	(1,212)	87%
Corporate and other loss	(2,065)	(501)	(312%)	(3,307)	(3,944)	(16%)

SG&A expenses for the three and six months ended June 30, 2012 were $1.5 million and $2.9 million, respectively, reflecting increases of 129% and 11% compared to the comparable periods in 2011. These increases reflect the absence of a $0.5 million decrease in the value of our post-retirement liability recorded in the three and six months ended June 30, 2011.  Also included in SG&A expenses for the three and six months ended June 30, 2012 are $0.2 million and $0.5 million, respectively, of costs and fair value adjustments resulting from our DSU and RSU plans, which are indexed to our share price.  This compares to less than $0.1 million and $0.8 million, respectively, in the three and six months ended June 30, 2011, respectively.

R&D expenses for the three and six months ended June 30, 2012 and 2011 were less than $0.1 million and reflect the payment of intellectual property fees.

Other finance gains (losses), net for the three and six months ended June 30, 2012 were ($0.3) million and ($0.2) million, respectively, primarily resulting from increases in the fair value of outstanding warrants, which can be settled in cash at the option of the holder in certain circumstances as well as increases in the net present value of repayable government assistance.

Corporate and other loss for the three and six months ended June 30, 2012 was $2.1 million and $3.3 million, reflecting increases of $1.6 million and $0.6 million, respectively, as compared to the comparable periods in 2011, primarily due to the changes in other finance gains (losses), net and SG&A expenses as noted above.

Hydrogenics Corporation

2       Financial Condition
         A discussion of the significant changes in our consolidated interim balance sheets

	June 30	December 31	Change
(in thousands of US dollars)	2012	2011	$	%
Cash, cash equivalents, restricted cash and short-term investments	$9,722	$9,960	(238)	(2%)
Trade and other receivables	3,468	4,151	(683)	(16%)
Inventories	10,253	9,315	938	10%
Operating borrowings	634	-	634	100%
Trade and other payables	9,384	9,986	(602)	(6%)
Provisions	1,792	1,654	138	8%
Unearned revenue	5,534	5,144	390	8%
Warrants	1,543	1,525	18	1%
Other non-current liabilities	2,315	1,979	336	17%

Cash, cash equivalents, restricted cash and short-term investments were $9.7 million as of June 30, 2012, a decrease of $0.2 million or 2%, as compared to the year ended December 31, 2011. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $3.5 million, a decrease of $0.7 million or 16%, as compared to the year ended December 31, 2011, reflecting increased progress payments, resulting in a lower proportion of receivables outstanding at June 30, 2012.

Inventories were $10.3 million, an increase of $0.9 million or 10%, as compared to the year ended December 31, 2011, reflecting increased purchases and work-in-progress for orders scheduled for delivery in the balance of 2012.  This increase was partially offset by a decrease in the value of the Euro relative to the US dollar.

Operating borrowings were $0.6 million, an increase of 100%, as compared to the year ended December 31, 2011 reflecting proceeds from operating borrowings used to manage short-term cash and working capital requirements.

Trade and other payables were $9.4 million, a decrease of $0.6 million or 6%, as compared to the year ended December 31, 2011, reflecting: (i) timing of purchases of inventory for orders scheduled for delivery in the balance of 2012; and (ii) a weakening of the Euro relative to the US dollar.

Provisions were $1.8 million, an increase of $0.1 million or 8%, as compared to the year ended December 31, 2011, as a result of increased warranty provision due to increased revenue.

Unearned revenue was $5.5 million, an increase of $0.4 million or 8%, as compared to the year ended December 31, 2011, reflecting deposits received on new orders.

Warrants were $1.5 million, an increase of less than $0.1 million or 12%, as compared to the year ended December 31, 2011, resulting from an increase in our share price.

Hydrogenics Corporation

Other non-current liabilities were $2.3 million at June 30, 2012, an increase of 17% as compared to the year ended December 31, 2011. This increase reflects borrowings on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

3       Summary of Quarterly Results
         A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended June 30, 2012.

(thousands of US dollars - except per share amounts)	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3
Revenues	$8,259	$5,724	$7,632	$4,932	$3,881	$7,387	$5,805	$5,590
Gross profit	1,472	805	2,071	883	1,159	1,375	1,966	1,440
Percentage of revenues	18%	14%	27%	18%	30%	19%	34%	26%
EBITDA 3	(2,332)	(3,093)	(1,316)	(1,894)	(2,110)	(2,916)	(1,624)	(2,003)
Net loss	(3,145)	(3,181)	(1,182)	(1,764)	(2,181)	(4,661)	(1,373)	(2,265)
Net loss per share (basic and fully diluted)	(0.42)	(0.48)	(0.18)	(0.27)	(0.36)	(0.85)	(0.25)	(0.51)
Weighted average common shares outstanding	7,562,012	6,605,648	6,605,491	6,604,249	5,999,347	5,494,230	5,488,630	4,420,201

4       Liquidity and Capital Resources
         A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities
	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2012	2011	% Favourable (Unfavourable)	2012	2011	% Favourable (Unfavourable)
Net loss for the year	$(3,145)	$(2,181)	(44%)	$(6,326)	$(6,842)	8%
Changes in non-cash working capital	(1,056)	(5)	(21,020%)	(134)	2,559	(105%)
Other items not affecting cash	479	240	100%	524	2,329	(78%)
Cash used in operating activities	$(3,722)	$(1,946)	(91%)	$(5,936)	$(1,954)	(204%)

Changes in cash used in operating activities for the three months ended June 30, 2012, compared to the three months ended June 30, 2011 are discussed below.

•	Net loss increased $1.0 million, or 44%, as described above in Section 1 - Operating Results.

•
Non-cash working capital increased $1.1 million as a result of the increased order backlog and orders in process scheduled for delivery in the balance of 2012 and into 2013, as described above in Section 2 - Financial Condition, partially offset by a decrease in the value of the Euro relative to the US dollar.

3 EBITDA is a Non-IFRS measure, see Section 9.

Hydrogenics Corporation

•
Other items not affecting cash increased by $0.3 million or 116%, primarily as a result of: (i) a $0.3 million increase in the fair value of outstanding warrants; (ii) a $0.4 million increase in unrealized foreign exchange losses; and (iii) a $0.1 million decrease in the present value of repayable government contributions; partially offset by; (iv) a $0.5 million increase in borrowings on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund, which has been recorded as a reduction of research and product development expenses.

Changes in cash used in operating activities for the six months ended June 30, 2012, compared to the six months ended June 30, 2011 are discussed below.

•	Net loss decreased $0.5 million or 8% as described above in Section 1 - Operating Results.

•
Non-cash working capital increased $2.7 million as a result of the increased order backlog and orders in process and scheduled for delivery in the balance of 2012 and into 2013, as described above in Section 2 - Financial Condition, partially offset by a decrease in the value of the Euro relative to the US dollar.

•
Other items not affecting cash decreased by $1.8 million or 77%, primarily as a result of: (i) the absence of a $1.1 million increase in the fair value of outstanding warrants; (ii) a $0.2 million decrease in stock-based compensation costs; and (iii) a $0.5 million increase in borrowings on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund which has been recorded as a reduction of research and product development expenses.

As noted in our 2011 MD&A, we continue to anticipate using between $7.0 million and $10.0 million in 2012 to fund operations, non-cash working capital requirements and capital expenditures. These estimates are based on our actual results for the six months ended June 30, 2012 and our outlook for the six months ending December 31, 2012 and are dependent on the receipt of certain deposits and other working capital assumptions. In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements would increase in order to support working capital requirements.

We continue to review sources of financing, a combination of operating and related initiatives, as well as other alternatives to enhance shareholder value. The Corporation is filing a preliminary short form base shelf prospectus in Canada and the United States, which provides the flexibility to make offerings of securities during the effective period of the prospectus.

At present, we have not entered into any definitive agreement or arrangement to implement any of these alternatives and there can be no assurance we will identify or be able to negotiate or carry out any of them. Further information will be provided if we intend to propose or pursue any or more of such alternatives.

Cash Used in Investing Activities
	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2012	2011	$ Change	2012	2011	$ Change
Cash used in investing activities	$(451)	$(531)	$80	$(1,171)	$(1,635)	$464

Hydrogenics Corporation

Cash used in investing activities was $0.5 million for the three months ended June 30, 2012, primarily reflecting a $0.3 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.1 million of capital expenditures.  The $0.5 million of cash used in investing activities during the three months ended June 30, 2011 reflects a $0.1 million increase in restricted cash and $0.4 million of capital expenditures.

Cash used in investing activities was $1.2 million for the six months ended June 30, 2012, reflecting a $0.9 million increase in restricted cash and $0.3 million of capital expenditures.  The $1.6 million of cash used in investing activities during the six months ended June 30, 2011 reflects a $1.0 million increase in restricted cash and $0.6 million of capital expenditures.

Cash Provided By Financing Activities
	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2012	2011	$ Change	2012	2011	$ Change
Cash provided by financing activities	$5,521	$2,382	$3,024	$6,124	$4,356	$1,768

Cash provided by financing activities was $5.5 million for the three months ended June 30, 2012 primarily reflecting $4.8 million of net proceeds from the Enbridge equity investment, as well as $0.8 million of operating borrowings. As a result of this transaction, Enbridge, now owns 1,082,251 common shares of the Corporation at an aggregate purchase price of CA$5.0 million ($4.62 per share), representing 14% of the outstanding common shares of the Corporation. Cash provided by financing activities for the three months ended June 30, 2011 primarily reflects the closing of the fourth tranche of our previously announced subscription agreement with CommScope Inc. (“Commscope”), a global leader in infrastructure solutions for communications networks. The fourth tranche closed on June 30, 2011 and consisted of 611,247 common shares of the Corporation for an aggregate purchase price of $2.5 million ($4.09 per share).

Cash provided by financing activities was $6.1 million for the six months ended June 30, 2012 and $4.4 million for the six months ended June 30, 2011.  Cash provided by financing activities for the six months ended June 30, 2012 reflects: (i) the closing of the equity agreement with Enbridge, as noted above, and; (ii) $1.5 million of operating borrowings. Cash provided by financing activities for the six months ended June 30, 2011 primarily reflects the closing of the third and fourth tranches of our previously announced subscription agreement with CommScope, as noted above.

Credit Facilities
We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers. At June 30, 2012, we had operating lines of credit for up to 5.5 million Euro, or the US equivalent of $7.0 million (December 31, 2011 - $7.1 million).

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5.5 million Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1.5 million Euro, provided sufficient room exists under the overall facility limit of 5.5 million Euro. The Borrower may also borrow up to 0.5 million Euro for general business purposes, provided sufficient limit exists as the overall facility remains at 5.5 million Euro at June 30, 2012.  At June 30, 2012, our subsidiary had availability of 0.5 million Euro or the US equivalent of $0.7 million (Dec 31, 2011 - $2.1).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million Euro secured first charge covering all assets of our subsidiary. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with our parent corporation do not fall below a defined level. At June 30, 2012, the solvency covenant was 29% (December 31, 2011 - 27%). At June 30, 2012 and December 31, 2011, our subsidiary was in compliance with these covenants.

Hydrogenics Corporation

In addition, we have operating lines of credit available to the parent company and a company within the Power Systems business unit totalling $1.2 million (December 31, 2011 - $0.7 million), for which $1.2 million is outstanding representing standby letters of credit and letters of guarantees. At June 30, 2012, the available lines of credit were $nil (December 31, 2011 - $0.2 million).

Other Loan Facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1.5 million per draw. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred; there are certain conditions to be met in order to qualify for subsequent loan disbursements. These conditions differ for each disbursement and are dependent on the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan is interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During the three and six months ended June 30, 2012, we drew $0.9 million and $0.9 million, respectively, ($ nil in the corresponding periods of 2011). The carrying value of the long term debt was $0.9 million at June 30, 2012 (December 31, 2011 - $0.5 million). The remaining $3.6 million remains undrawn at June 30, 2012. Of this remaining amount, CA$1.5 million cannot be drawn upon as the conditions had not been met as of June 30, 2012 for further draw downs of this loan. The loan is collateralized by a general security agreement covering assets of our Corporation. Additionally, we are required to maintain a minimum of cash and cash equivalents. At June 30, 2012 the Corporation was in compliance with these covenants.

Contingent Off-Balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as we are not aware of any claims.

Hydrogenics Corporation

5      Critical Accounting Policies and Estimates
         A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Our consolidated interim financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the amounts reported in our consolidated interim financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in Note 3 of our 2011 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2011. These policies are incorporated herein by reference, except as described below.

During the three months ended June 30, 2012 the Corporation granted performance share units under the omnibus incentive plan adopted in the six months ended June 30, 2012.

Performance share units (“PSU”). The cost of the Corporation’s PSUs are charged to selling, general and administrative expenses using the graded vesting method. The PSUs are to be settled in equity. The fair value of the vested share units are the fair value of the Corporation’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated interim statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

6      Recent Accounting Pronouncements
         A discussion of IFRS developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in Notes 2 and 3 of our consolidated interim financial statements.

We prepare our consolidated interim financial statements in accordance with IFRS, as published by the International Accounting Standards Board (“IASB”).  Consequently, future accounting changes to Canadian Generally Accepted Accounting Principles (“GAAP”) and US GAAP are not discussed as they will never be applied by the Corporation.

Hydrogenics Corporation

(i)	International Financial Reporting Standards

The IASB has issued accounting standards, which we have not yet adopted. The accounting standards are the same accounting standards issued but not yet applied, as noted in our consolidated financial statements for the year ended December 31, 2011.

7       Outlook
         The outlook for our business

Current Market Environment
As noted in our most recent annual MD&A, we are continuing to experience a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose.

As evidenced by our recent agreement with Enbridge, whereby we will be developing utility scale energy storage in North America, we believe we are well positioned to benefit from government and industry initiatives in Canada, the European Union and the United States, which will positively impact our business. We are very encouraged by our recently announced order for a two megawatt energy storage system from E.ON for the power-to-gas application, and we continue to see increased interest for further power-to-gas applications and orders for energy storage and fueling stations in Europe and other geographies.  These events have signaled what we believe could be a significant increase in opportunities in the markets we serve.

In addition, our agreement with CommScope has created a strategic relationship dedicated to penetrating the large and growing market for telecom, AC, and DC backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook
Our delivery expectations for 2012, as outlined in our annual 2011 MD&A, remain unchanged, with expectations for stronger deliveries of product during the third and fourth quarters of 2012. We caution readers not to place undue reliance on this assessment and refer to our forward-looking statements on page 17 of this MD&A.

8     Internal Control Over Financial Reporting
       A statement of responsibilities regarding internal controls over financial reporting

There were no changes in our internal controls over financial reporting during the interim period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9       Reconciliation and Definition of Non-IFRS Measures
         A description, calculation and reconciliation of certain measures used by management

Hydrogenics Corporation

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating expenses are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income (loss) or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA, as reported by us, may not be comparable in all instances to EBITDA, as reported by other companies.

The following is a reconciliation of EBITDA with net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA
(thousands of US dollars)	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Net loss	$(3,145)	$(2,181)	$(6,326)	$(6,842)
Finance loss (income)	553	(182)	437	1,312
Depreciation of property, plant and equipment	249	226	443	440
Amortization of intangible assets	11	14	21	29
Other losses	-	13	-	35
EBITDA	$(2,332)	$(2,110)	$(5,425)	$(5,026)

Cash Operating Costs
We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

Hydrogenics Corporation

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs
(thousands of US dollars)	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Loss from operations	$2,592	$2,363	$5,889	$5,530
Add: Gross profit	1,472	1,159	2,277	2,534
Less: Other losses	-	(13)	-	(35)
Less: Stock-based compensation inclusive of compensation costs indexed to our share price	(412)	(132)	(709)	(1,371)
Less: Depreciation of property, plant and equipment	(249)	(226)	(443)	(440)
Less: Amortization of intangible assets	(11)	(14)	(21)	(29)
Cash operating costs	$3,392	$3,137	$6,993	$6,189

10       Risk Factors and Forward-looking Statements
           Risk factors and caution regarding forward-looking statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our

Hydrogenics Corporation

industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we currently do.
While our consolidated interim financial statements for the six months ended June 30, 2012 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain conditions and events that cast substantial doubt on our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on the successful execution of our  business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.

This plan includes the generation of profits and related positive operating cash flows, which requires us to increase our revenues. There are various uncertainties affecting our revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products, price competition, and the ability of customers to finance purchases.  In addition, we also require additional funding in the form of debt or equity and there are uncertainties surrounding our ability to access additional capital, including the volatility of prevailing economic conditions.

Hydrogenics Corporation

Additional funding may be in the form of debt or equity or a hybrid instrument, depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

Additionally, there are limits to our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering. This requirement applies when the proposed issuanceis equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At June 30, 2012, we had approximately $9.7 million of cash and cash equivalents and restricted cash (December 31, 2011 - $10.0 million). Restricted cash of $3.0 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by: (i) continually monitoring our sales prospects; (ii) continually aiming to reduce product cost; and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

Hydrogenics Corporation

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend to some degree on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
For the six months ended June 30, 2012, we derived $12.6 million or 90% of revenues from our sales of hydrogen generation products and services and $1.4 million, or 10%, of our revenues from sales of power products and services. For the year ended December 31, 2011 we derived $19.7 million, or 83%, of revenues from our sales of hydrogen generation products and services, and $4.1 million, or 17%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the six months ended June 30, 2012 of $6.3 million, a net loss of $9.8 million for the year ended December 31, 2011 and a net loss of $6.5 million for the year ended December 31, 2010. Our accumulated deficit at June 30, 2012 was $330.2 million, at December 31, 2011, was $323.8 and at December 31, 2010, was $314.0 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.  However, we expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2012, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Hydrogenics Corporation

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Some of our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 46% of revenues for the six months ended June 30, 2012, 32% of revenues for the year ended December 31, 2011, and 40% of revenues for the year ended December 31, 2010. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss). To the extent the Canadian dollar or the Euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and Euros. However, a significant part of our revenues are currently generated in US dollars and Euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into Euros. The exchange rates between the Canadian dollar, the US dollar and the Euro are subject to daily

Hydrogenics Corporation

fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the Euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and Euros.

A limited number of shareholders collectively own a significant portion of our common shares, which reduces the public float and liquidity of our common shares.

General Motors, CommScope and Enbridge currently own a significant portion of our outstanding common shares. Enbridge currently owns approximately 14.0% of our outstanding common shares, CommScope currently owns approximately 28.4% of our outstanding common shares, and General Motors currently owns 5.9% of our outstanding common shares. In addition, Alpha Capital Anstalt and Iroquois Master Fund Ltd. each currently hold, respectively, 104,688 and 119,678 Series A warrants of the Corporation (representing the right to acquire the equivalent number of our common shares) and 130,323 Series B warrants of the Corporation (representing the right to acquire the equivalent number of our common shares), and our directors and executive officers collectively hold 163,788 of our common shares. Accordingly, this reduces the public float for our common shares, which may affect the liquidity and market price of our common shares.

The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties that apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and US (www.sec.gov) securities regulatory authorities.